

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Benjamin Miller
Chief Executive Officer
Rise Companies Corp
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

> **Re: Rise Companies Corp**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed July 17, 2023**
> **File No. 024-12141**

Dear Benjamin Miller:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1 to Offering Statement on Form 1-A filed July 17, 2023

Cover Page

1. Please revise the first sentence of your cover page to clearly disclose the value of the common shares you are offering. We note your statement regarding the value of the shares available to be offered but there is no value ascribed to the shares to be offered in this offering.

Offering Circular Summary
Impact of COVID-19 on our Business, page 7

2. We note you provide links to various blog posts and investor letters as part of your disclosure regarding the potential impact of the COVID-19 pandemic on your assets.

Please provide us with your analysis of how this presentation is useful for investors. We note, for example, that you provide links to materials from October 2017 and January 2020.

Risk Factors, page 11

3.   We note several risk factors on pages 14 and 24 referencing the potential impact of rising interest rates. In addition, we note your disclosure on page 8 regarding headwinds resulting from interest rate hikes. Please update these risk factors if recent inflationary pressures and rising interest rates have materially impacted your operations. In this regard, identify the types of pressures you are facing and how your business has been affected.

Use of Proceeds, page 34

4.   We note that your proceeds have not been allocated for any particular purposes. We also note that since this offering commenced on February 13, 2023, you have raised approximately $13.9 million in offering proceeds. Please revise to disclose the use of proceeds since the offering commenced on February 13, 2023. Please also provide a more complete description of the prior offerings undertaken by the issuer over the past year, including the use of proceeds in your operations. Lastly, please revise here and where appropriate to address anticipated material changes in the use of proceeds if you raise substantially less than the maximum.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger